Correspondence


                              SAVOY RESOURCES CORP.
                              18826 Pagentry Place
                            Monument, Colorado 80132

Telephone:  011-27-11-807-1446                          FAX:  011-27-11-807-1449


                               September 14, 2005


Ms. Babette Cooper, Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, D.C.  20549-0306

         Re:      Savoy Resources Corp.
                  Form 8-K/A
                  File Number 0-32103

Dear Ms. Cooper:

     This letter is to confirm to you that Patricia Cudd, Esq., of Cudd & Associates, had authority from Savoy Resources Corp. ("Savoy") to sign that certain letter addressed to you dated September 1, 2005 (the "Letter"), which was filed together with that certain Current Report on Form 8-K/A dated August 4, 2005, with the Securities and Exchange Commission on September 2, 2005. Specifically, as stated in the Letter, Savoy acknowledges the following:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If the staff requires any additional information during the course of its review of the Form 8-K/A previously filed, please don't hesitate to contact the undersigned.

                                             Sincerely yours,

                                             SAVOY RESOURCES CORP.


                                             By: /s/ Arthur Johnson
                                                 ------------------
                                                 Arthur Johnson, President
cc:      Patricia Cudd, Esq.
         Cudd & Associates